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03011005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 47643

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED
FEB 2 4 2003
181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HELIX Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Avenue of the Stars, Suite 1240
(No. and Street)

Los Angeles (City) | CA (State) | 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Towler | 310-788-8738 (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 | Beverly Hills, California 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.

MAR 1 0 2003

OATH OR AFFIRMATION

I, Marko A. Budgyk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HELIX Trading, LLC, as of December 31 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA C. DE PAZ
Commission # 1366210
Notary Public - California
Los Angeles County
My Comm. Expires Jul 25, 2006

Notary Public

Signature

Managing Director

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HELIX TRADING LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of HELIX Trading LLC

We have audited the accompanying statement of financial condition of HELIX Trading LLC as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Helix Trading LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 25, 2003

HELIX TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	102,023
Due from clearing broker		36,497
Securities owned - U.S. Treasury bill		149,570
Commissions receivable		336,580
Other assets		3,582
	$	628,252
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	58,143
Members' equity		570,109
	$	628,252

See accompanying notes to financial statements.

HELIX TRADING LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Revenues		
Commissions	$	4,889,667
Interest and other		11,940
Total revenues		4,901,607
Expenses		
Administrative		3,182,000
Exchange and clearance fees		1,684,234
Marketing		121,674
Professional and other		81,639
Total expenses		5,069,547
Net loss	$	(167,940)

See accompanying notes to financial statements.

HELIX TRADING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2002

Members' equity, beginning of period	$	655,298
Members' contributions		82,751
Members' distributions		-
Net loss		(167,940)
Members' equity, end of period	$	570,109

See accompanying notes to financial statements.

HELIX TRADING LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(167,940)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Due from clearing broker		146,688
Securities owned		(149,570)
Commissions receivable		170,073
Other assets		(3,582)
Accounts payable, accrued expenses and other liabilities		(229,467)
Net cash provided by (used in) operating activities		(233,798)
Cash flows from financing activities		
Member contribution		82,751
Net decrease in cash and cash equivalents		(151,047)
Cash and cash equivalents, beginning of period		253,070
Cash and cash equivalents, end of period	$	102,023

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

HELIX Trading LLC (the Company) is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

The Company receives commissions for introducing trades on behalf of an affiliated registered investment adviser, Helix Investment Partners LLC (the Advisor).

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments at financial institutions and cash on deposit with a clearing organization, which is restricted.

Concentration of Credit Risk

The Company maintains cash in money market accounts with federally insured banks. At times, the balances in the accounts were in excess of federally insured limits.

Investment Transaction and Valuation of Investments

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the members' tax returns. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Securities owned – U.S. Treasury bill

Securities owned at December 31, 2002 consist of an investment in a U.S. Treasury bill valued at $149,540, which matures on April 3, 2003. This security acts as a deposit with the clearing broker.

3. Related-party transactions

At December 31, 2002, substantially all of the Company's commissions receivable are from introducing trades of affiliated investment partnerships on behalf of the Advisor.

The Company pays monthly administrative expenses to the Advisor. During the year ended December 31, 2002, these expenses amounted to $3,182,000.

4. Commitment and contingencies

The Company has entered into an agreement with a clearing broker which requires that certain minimum balances be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. At December 31, 2002, the Company was required to maintain a minimum of $150,000 with the clearing broker. In connection with this agreement, the Company is contingently liable for nonperformance of its customers. It is the Company's policy to continuously monitor its exposure to this risk.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $563,069, which was $558,069 in excess of its required minimum net capital of $5,000.

There are no material differences between the computation of net capital and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2002.

HELIX TRADING LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2002

Members' equity	$ 570,109
Deductions - non-allowable assets	5,000
Net capital before haircuts on securities positions	565,109
Haircuts on securities	2,040
Net capital	$ 563,069
Computation of basic net capital requirement:	
1. Minimum dollar net capital	$ 5,000
2. Minimum net capital, aggregate indebtedness standard: Aggregate indebtedness	$ 58,143
Minimum net capital, aggregate indebtedness standard	$ 3,876
Capital Required (Larger of 1 or 2)	$ 5,000
Excess net capital	$ 558,069
Excess net capital at 1000%	$ 557,254
Ratio: aggregate indebtedness to net capital	0.1 to 1

HELIX TRADING LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Exemptive Provision

The Company claims an exemption from the computation of reserve requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii) as of December 31, 2002.

HELIX TRADING LLC

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Exemptive Provision

The Company claims an exemption from the information relating to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii) as of December 31, 2002.

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of HELIX Trading LLC

In planning and performing our audit of the financial statements and supplementary schedules of HELIX Trading LLC (the Company) as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 25, 2003